UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

NATIONAL PROPERTY INVESTORS 4

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

with a copy to:

Robert Mintz, Esq.

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

(303) 295-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS AIMCO Properties, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1275721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS AIMCO-GP, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1259577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS AIMCO/IPT, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Introductory Note

This Amendment No. 32 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. and AIMCO/IPT, Inc. (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On December 19, 2011, National Property Investors 4, a California limited partnership (the “California Partnership”) entered into an Amended and Restated Agreement and Plan of Conversion and Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO OP”) and AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company of which AIMCO OP is the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement contemplates (i) the conversion (the “Conversion”) of the California Partnership into a Delaware partnership (the “Delaware Partnership”), and (ii) after the Conversion, the merger of the Merger Subsidiary with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “Merger”).

Conversion

Completion of the Conversion was subject to approval by the California Partnership’s general partner NPI Equity Investments, Inc. (the “General Partner”) and a majority in interest of the limited partnership interests of the California Partnership (the “California Units”). On February 21, 2012, AIMCO OP and its affiliates, took action by written consent to approve the Conversion, which was completed on February 21, 2012. Prior to the Conversion, there were 60,002 California Units issued and outstanding, of which AIMCO OP and its affiliates owned 47,850 California Units (approximately 79.75%) and had the right to vote 38,259 California Units (approximately 63.76%) without restriction.

In connection with the Conversion, each California Unit was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership.

Upon completion of the Conversion, the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the surviving entity. In connection with the Conversion, the California Partnership’s partnership agreement in effect immediately prior to the Conversion was adopted as the partnership agreement of the Delaware Partnership, with the following changes: (i) references therein to the California Uniform Limited Partnership Act, as amended, or the California Act, were amended to refer to the Delaware Revised Uniform Limited Partnership Act, as amended, or the Delaware Act; (ii) a description of the Conversion and the Merger was added; and (iii) the name of the partnership was changed to “National Property Investors 4, LP.”

Merger

Completion of the Merger was subject to approval by the General Partner and a majority in interest of the limited partnership interests of the Delaware Partnership (the “Delaware Units”). On February 21, 2012, AIMCO OP and its affiliates, took action by written consent to approve the Merger, which was completed on February 21, 2012. Prior to the Merger, there were 60,002 Delaware Units issued and outstanding, of which AIMCO OP and its affiliates owned 47,850 Delaware Units (approximately 79.75%) and had the right to vote 38,259 Delaware Units (approximately 63.76%) without restriction.

In connection with the Merger, the Merger Subsidiary was merged with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity. In connection therewith, each Delaware Unit outstanding immediately prior to the Merger and held by limited partners (other than Delaware Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $167.15 in cash (the “Cash Consideration”) or (ii) 6.68 partnership common units of AIMCO OP. Limited partners who are residents of the State of California, or who fail to make an election, will receive only the Cash Consideration.

Upon the consummation of the Merger, AIMCO OP’s interest in the Merger Subsidiary was converted into 1,000 Delaware Units, and AIMCO OP became the sole limited partner of the Delaware Partnership. The General Partner will continue to serve as the General Partner of the Delaware Partnership, and the Delaware Partnership’s agreement of limited partnership in effect immediately prior to the Merger remains unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in rows (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and IPLP Acquisitions I, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 29 to Schedule 13D filed on July 27, 2011).

Exhibit 7.2	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2011 (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, dated December 19, 2011).

Exhibit 7.3	Amendment to the Restated Agreement and Plan of Conversion and Merger, dated as of February 21, 2012 (incorporated by reference to Exhibit (d)(2) to Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by the Partnership, NPI Equity Investments, Inc., the Reporting Persons and the Merger Subsidiary on February 21, 2012).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC
(General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc.
(General Partner)

AIMCO/IPT, INC.

IPLP ACQUISITIONS I, L.L.C.

By:	AIMCO IPLP, L.P.
(Member)

By:	AIMCO/IPT, Inc.
(General Partner)

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Authorized Signatory

[Signature Page – NPI4 – Amendment No. 32 to Schedule 13D]